CAMPBELL STRATEGIC ALLOCATION FUND, L.P.
                           MONTHLY REPORT - MARCH 2011
                                   -----------



                     STATEMENT OF CHANGES IN NET ASSET VALUE
                     ---------------------------------------


Net Asset Value (530,448.780 units) at February 28, 2011      $  1,400,630,503
Additions of 0.000 units on March 31, 2011                                   0
Redemptions of (7,451.934) units on March 31, 2011                 (18,375,643)
Offering Costs                                                        (235,281)
Net Income (Loss) - March 2011                                     (92,366,250)
                                                              ----------------
Net Asset Value (522,996.846 units) at March 31, 2011         $  1,289,653,329
                                                              ================
Net Asset Value per Unit at March 31, 2011                    $       2,465.89
                                                              ================


                           STATEMENT OF INCOME (LOSS)
                           --------------------------


Income:
  Gains (losses) on futures contracts:
    Realized                                                  $    (46,617,661)
    Change in unrealized                                           (28,322,786)
  Gains (losses) on forward and options on forward contracts:
    Realized                                                         8,330,828
    Change in unrealized                                           (17,768,449)
  Net Investment income (loss)                                         264,555
                                                              ----------------
                                                                   (84,113,513)
                                                              ----------------
Expenses:
  Brokerage fee                                                      8,143,621
  Performance fee                                                            0
  Operating expenses                                                   109,116
                                                              ----------------
                                                                     8,252,737
                                                              ----------------
Net Income (Loss) - March 2011                                $    (92,366,250)
                                                              ================

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                                 FUND STATISTICS
                                 ---------------


Net Asset Value per Unit on March 31, 2011                    $       2,465.89

Net Asset Value per Unit on February 28, 2011                 $       2,640.46

Unit Value Monthly Gain (Loss) %                                         (6.61)%

Fund 2011 calendar YTD Gain (Loss) %                                     (5.55)%



To the best of my knowledge and belief, the information contained herein is accurate and complete.



                                  /s/ Theresa D. Becks
                                  -----------------------------------------
                                  Theresa D. Becks, Chief Executive Officer
                                  Campbell & Company, Inc.
                                  General Partner
                                  Campbell Strategic Allocation Fund, L.P.

                                  Prepared without audit

Dear Investor,

Losses Sustained Across All Sectors in March...

The "V-shaped" behavior in most sectors during the month can be widely attributed to global stock market volatility compounded by the devastating earthquake and resulting tsunami in Japan, followed by upside surprises to manufacturing data and other economic activity as the month came to a close.

Global stock markets were extremely volatile in March as the Middle East/North Africa (MENA) unrest and Europe's sovereign debt crisis both worsened prior to the crisis in Japan that concluded with threats of a nuclear reactor emergency. While the Nikkei finished down approximately 8% for the month, the U.S. stock market was relatively unchanged despite large mid-month swings. The Fund adjusted to the abrupt price swings by reducing long equity exposure over 50% (region specific) by mid-month across the U.S., Europe and Asia. Stock indices trading was the worst performing sector for the month.

Commodities took their cue from the Equity markets in reacting to the "twin shocks," with particular impact on base metal prices. Risk-aversion-based gains from long positions in energies and precious metals were not enough to overcome losses in nickel, copper and corn.

Currency trading also proved challenging as Central Banks intervened, in a resolute way, in response to excess volatility and disorderly movements in exchange rates that were perceived as having adverse implications for economic and financial stability. In particular, the Fund's short position in the Japanese Yen suffered as a result of the repatriation of Yen back to Japan.

While risk exposures were light in fixed income trading, small losses were incurred in both short-term and long-term rates due to choppy market price action.

From Libya to Japan to G7 intervention, March seemed determined to reinforce the definition of "exogenous events." Though March challenged the Fund's risk appetite, risk ranges are "normal" as of the month's end and the Fund's systematic approach is fully engaged to hopefully benefit from ongoing market volatility.

Please do not hesitate to call with questions.

Sincerely,

Terri Becks
President & CEO
Campbell & Company, Inc.
General Partner
Campbell Strategic Allocation Fund, L.P.